4700 Homewood Court, Suite 100, Raleigh, NC 27609 USA

 December 5, 2016

Pamela A. Long

Assistant Director, Office of

Manufacturing and Construction

United States Securities and

Exchange Commission

Mail Stop 4631

Washington, DC 20549

Re:      ATI Modular Technology Corporation

Amendment No. 3 to Registration Statement on Form 10-12G

Filed November 3, 2016

Amendment No. 4 to Registration Statement on Form 10-12G

Filed November 3, 2016

File No. 000-55699

Dear Ms. Long:

This letter is in response to the Commission’s November 17, 2016 comment letter regarding Amendment No. 4 to the Registration Statement on Form 10-12G submitted by ATI Modular Technology Corporation (the “Company”). The Company’s legal counsel, Anthony R. Paesano of Paesano Akkashian Apkarian, P.C., has been copied in on this correspondence, so feel free to contact him with any questions, and of course, please feel free to continue to correspond directly with me.

Amendment 4 to Registration Statement on Form 10-12G filed November 3, 2016

General

1.	We note your response to comment 2 of our letter dated October 25, 2016, and we reissue the comment. In particular, we note that the legally binding contracts you cite as evidence that you are a shell company consist of either contracts with related parties that are terminable by either party with only an agreement not to circumvent confidentiality surviving termination and for which services have no commenced, or the contracts are cooperative agreements which are not definitive agreements, but rather statements of the parties’ future intent. You also disclose that your operations are aspirational in nature and you have not commenced beyond a developmental stage. Lastly, your only revenue to-date is derived from a related-party for services that have not yet been performed.

Accordingly, please revise your registration statement to disclose that you are a shell company. Refer to Securities Exchange Act Rule 12b-2 and SEC Release 33-8869 (Dec. 6, 2007) for further guidance.

Response: The Company will amend Item 1, subsection (a) to reflect as follows:

“As with any business plan that is aspirational in nature, there is no assurance we will be able to accomplish all of our objectives or that we will be able to meet our financing needs to accomplish our objectives. We believe we are a ‘shell company’ as defined under Rule 12b-2 of the Exchange Act. Our CIK number is 0001697426, and we have selected June 30 as our fiscal year.”

(a) General Development of Business, page 3

2.	We note your response to comment 8 of our letter dated October 25, 2016. You do not appear to have included the intended supplemental disclosure in the registration statement.

Response: The Company intends on supplementing its registration statement to state:

“In China, the modular construction industry is new and in its very early stages. There are only three other competitors, and those competitors are based in China. None of the competitors are from the United States. We believe that it is recognized that United States modular technology is more advanced than our Chinese counterparts, and the technology is recognized as the gold standard. The construction industry in China, as a whole, has a mandate to immediately start developing modular technology with cities and provinces developing modular construction plans and targets to construct modular in both the public as well as private sectors. Most communities have milestones and are creating official policies on modular construction with the actual percentage of production mandated by particular target dates.

In our view, our position is strong. We have been sought out by three separate governments in China to assist their communities in developing their modular industry based upon United States’ technology. We have experience in the construction sector in China and the United States, and thus we believe we have the leverage in assembling experts in the modular industry to assist in delivery of goods, services, equipment, technology, and know-how all under the moniker of ‘Made in the USA.’”

(b) Description of Registrant’s Plan of Operation, page 4

3.	Please enhance your disclosure to further discuss the AmericaTowne Community concept. We note your disclosure on page 17 that an AmericaTowne “incorporates business selling the ‘American experience’ in housing, retail, education, senior care and entertainment.”

Response: The Company intends on supplementing its disclosures on page 17 to reflect:

“ATI’s aim is to provide upper and middle-income consumers in China with ‘Made In The USA’ goods and services allowing customers to experience the United States’ culture and lifestyle. In order to facilitate these objectives, ATI plans on creating a 50-plus acre plot consisting of small businesses, hotel, villas, senior care facilities, a theme park and performing arts center – all located on specific acreage in China depicting American lifestyle and the American experience. This is commonly referred to by ATI as the ‘AmericaTowne Community’ concept.

The development of the AmericaTowne Community is aspirational in nature. There are barriers to entry that make it difficult for entrants into the industry including, but not limited, to the socio-political environment in China. Although the Company provides different types of services and intends on providing a variety of products through its contractual relationships, the key notable competitors are China HGS Real Estate Inc. (HGSH) and China Housing & Land Development, Inc. (CHLN), and Xinyuan Real Estate Co., Ltd (XIN), and IFM Investments Limited (CTC). As ATI develops its business model further, it expects additional competitors to service and the competitive picture to become clearer.”

4.	Please clarify why the related export services rendered to the Company in the implementation of its business plan cannot be provided by AmericaTowne or through the AmericaTowne relationship.

Response: To take advantage of the various tax laws pertaining to and benefiting an IC-DISC and its affiliated companies, the IC-DISC is a special purpose corporation that must be vetted and approved by the Internal Revenue Service. AmericaTowne does not meet the qualifications of a DISC nor has it been approved by the Internal Revenue Service as a DISC.

Cooperative Agreement (Shexian County Government, China), page 5

5.	Please revise your descriptions of your cooperative agreement with Shexian county Investment Promotion Bureau to disclose that ATI Modular Technology Corporation, not AmericaTowne, is a party to the agreement and that the agreement contemplates ATI Modular Technology Corporation, not AmericaTowne, investing $30,000,000 in American technology and equipment.

Response: Pursuant to the disclosures filed by AmericaTowne on Form 8-K/A on November 22, 2016, the Cooperative Agreements with the Shexian County Investment Promotion Bureau between the Company and AmericaTowne have been clarified to avoid any future confusion. The Company will revise its earlier disclosure to state:

“Cooperative Agreement – AmericaTowne, Inc. and Shexian County Investment Promotion Bureau

On June 21, 2016, AmericaTowne, the controlling shareholder of the Company by virtue of its majority ownership of common stock in the Company, entered into a Cooperative Agreement with the Shexian County Investment Promotion Bureau (the “Shexian County Bureau”) out of Shexian, China (hereinafter, the “AT/Shexian Cooperative Agreement”). The AT/Shexian Cooperative Agreement relates to the construction of an AmericaTowne location in advancing tourism in the Hanwang mountains.

Under the terms of the AT/Shexian Cooperative Agreement, AmericaTowne and the Shexian County Bureau have agreed to a strategic partnership wherein the Shexian County Bureau intends to invest local resources to AmericaTowne for construction of an AmericaTowne community. In consideration, AmericaTowne intends on investing funds towards the development of the AmericaTowne community. AmericaTowne will be obligated to bear any and all applicable taxes and the projected investment by AmericaTowne into the development of the AmericaTowne community is estimated to be $30,000,000. It is anticipated that the definitive agreement will set forth a detailed projection and proforma associated with the use of funds. There is no guarantee that AmericaTowne will be able to raise this capital in the event a definitive agreement is executed. Furthermore, AmericaTowne’s ability to raise the necessary capital and to perform obligations under any definitive agreement might be materially affected in the event the Company is not able to perform any of its obligations under any future definitive agreement with the Shexian County Bureau.

Cooperative Agreement – ATI Modular and Shexian County Investment Promotion Bureau

The Company is controlled by AmericaTowne by virtue of the AmericaTowne’s majority ownership of common stock. On June 21, 2016, the Company agreed to participate with the Shexian County Bureau in building local modular construction, researching technology and intelligent systems related thereto, and servicing the full lifecycle of modular construction in the locale through the execution of the Cooperative Agreement (the “ATI Modular/Shexian Cooperative Agreement”).

Pursuant to future negotiations and more definitive agreements, ATI Modular has agreed to purchase the requisite equipment and technology in performing under the ATI Modular/Shexian Cooperative Agreement. In consideration for the services provided by ATI Modular, the Shexian County Bureau has agreed to be responsible for providing factories and land, and other resources and manpower in developing the modular construction. The Company has also agreed to exercise its best efforts in raising approximately $30,000,000 in furthering the parties’ collective interests under the ATI Modular/Shexian Cooperative Agreement. These funds would be allocated towards different operating costs than the funds necessary for AmericaTowne to perform under the AT/Shexian Cooperative Agreement. It is anticipated that the definitive agreement will set forth a detailed projection and proforma associated with the use of funds. The Company and the Shexian County Bureau have agreed to continue to cooperate in good faith in executing and further agreements needed in furthering their respective objectives. However, notwithstanding this intent, the Company’s ability to perform might be materially affected in the event AmericaTowne is not able to meet its obligations in furthering any future definitive agreement with the Shexian County Bureau.”

In addition, the Company will clarify its exhibits to ensure that the agreements are included and properly identified.

Investment and Cooperation Agreement for ATI Modular Green Building Manufacturing Project (Jiangnan), page 5

6.	Here and in “Investment and Cooperation Agreement for ATI Modular Green Building Manufacturing Project (Yongan)” on page 6, please clarify that ATI Modular Technology Corporation will be responsible for financing and providing any necessary manufacturing facilities inside any factory plants.

Response: The Company will amend its disclosure under “Investment and Cooperation Agreement for ATI Modular Green Building Manufacturing Project (Yongan)” and “Investment and Cooperation Agreement for ATI Modular Green Building Manufacturing Project (Jiangnan)” as follows:

“The Company is responsible for financing and providing any necessary facilities inside any factory plant. There is no guarantee that the Company can secure such financing or develop the necessary facilities.”

Sales and Support Services Agreement (Yilaime Corporation), page 6

7.	Please explain to us why you removed disclosure that the quarterly fee has not yet been paid. To the extent Yilaime Corporation has not yet paid the quarterly fee, please re-insert such disclosure. To the extent Yilaime Corporation has paid the quarterly fee, please update disclosure through your registration statement accordingly.

Response: The Company will amend its disclosures to reflect that the payment of the quarterly fee began after June 30, 2016. As of September 30, 2016, Yilaime paid $67,754 leaving an accounts receivable of $182,246. The Company will add the latest financials to reflect this new disclosure.

Results of Operations, page 7

8.	We note your response to comment 15 of our letter dated October 25, 2016 and have the following additional comments:

-	Given that this agreement was not entered into until June 28, 2016, please tell us and clarify in your disclosures how you determined it was appropriate to record $125,000 as revenue during the period ended June 30, 2016. Your response should address the specific terms of the service agreement and how you fulfilled your obligations under this agreement. Ensure you refer to specific guidance in ASC 605; and,

-	Your revised disclosures indicate that an initial fee was paid upon signing the agreement. It is not clear if this is related to the $125,000 recorded in account receivable as disclosed on page F-11. Please clarify in your disclosures.

Response: While the Company understands that the timing of the transaction on paper may appear to bring into question whether the transaction was made in the ordinary course of business, services were initiated and rendered before signing the agreement due to the relationship with our related party customers. The revenue we recognized with related parties is disclosed and follow the guidance in ASC 605. In this case, services were provided, there is no subsequent liability, and the amount of the fee can be reasonably determined.

The Company earned its revenue specifically leading up to and during trips its related-party – AmericaTowne, took to China from June 16, 2016 through June 24, 2016, and subsequently, September 4, 2016 to September 11, 2016. During AmericaTowne’s meetings with government representatives during these trips, ATI Modular provided AmericaTowne with the technical expertise and consulting that allowed AmericaTowne to engage in discussions, provide data, and enter into the Cooperative Agreements with the Investment Promotion Bureau. Technically, before entering into the Cooperative Agreements, ATI Modular had already provided consulting services, research, and data to AmericaTowne which enabled AmericaTowne to achieve successful results during its trips to China. Pursuant to ASC 605, the Company had provided services and were entitled to recognize revenues as reflected in its disclosure financial statements.

For AmericaTowne to conduct business with government entities in China, as outlined in the disclosures, a key requirement is to work with United States’ based companies which focus on, or plan to focus on, modular technology. The Company’s technology allowed AmericaTowne to continue to develop its plans for an AmericaTowne community by linking up with a company, such as ATI Modular Technology Corporation, to provide United States’ based modular technology.

On Page 7 of the Form 10-12G, as amended, the Company stated that, “The initial fee was paid upon signing the Modular Services Agreement.” The Company intends on amending this disclosure to state:

“The initial fee under the Modular Services Agreement with AmericaTowne was recorded as a related-party receivable upon its execution.”

This amended disclosure is consistent with “Note 4. Accounts Receivable-Related Parties,” on F-11, which states that the receivable of $118,750 is the receivable with AmericaTowne under the Modular Services Agreement.

Item 2. Financial Information., page 10

Management’s Discussion and Analysis of Financial Condition and Results of Operation., page 10

9.	Please clearly explain how $125,000 in revenue was earned.

Response: Prior to and after AmericaTowne’s trip to China on June 16, 2016 through June 24, 2016, the Company provided AmericaTowne with research, data, technical expertise, and branding in preparation for AmericaTowne’s visit. The services provided by the Company assisted AmericaTowne in securing the Cooperative Agreements with the Shexian County Investment Promotion Bureau.

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 14

10.	Please update your beneficial ownership table to reconcile the amounts and percentages of stock beneficially owned by Mr. Perkins and your officers and directors as a group.

Response: The Company will update its disclosure to reflect that the Company’s sole director and officer – Alton Perkins, beneficially owns 110,117,593 shares of the Company’s common stock, which constitutes 87% of the issued and outstanding shares of common stock.

Item 5. Directors and Executive Officers., page 15

Alton Perkins – Sole Director and Officer., page 15

11.	Please reconcile Mr. Perkins’ age with that disclosed in AmericaTowne’s annual report on Form 10-K for fiscal year 2015 filed on March 22, 2016.

Response: The Company will amend its disclosure to reflect that Mr. Perkins is 64 years old.

12.	Please provide the dates for which Mr. Perkins served as Co-Chair of Yilaime Foreign Invested Partnership.

Response: The Company will amend its disclosure to reflect:

“Mr. Perkins lived in China between September 1, 2010 and April 28, 2012. He worked for the Yilaime Foreign Invested Partnership in Hengshui, China between September 19, 2010 and December 30, 2012.”

13.	We note your response to comment 18 of our letter dated October 25, 2016. We direct you to Prince George’s County Maryland Circuit Court Case Number CT991963X. Please provide an enhanced discussion of the events surrounding the felony conviction for Fraudulent Misappropriation by a Fiduciary, or advise.

Response: Pursuant to 17 CFR 229.401(f), the Company is obligated to identify any criminal conviction of a director or officer in the past ten years, or any criminal proceeding in which a director or officer has been a named subject in the past ten years. The presumption under the regulation is that in the event the conviction or proceeding occurred beyond this ten-year period it is not a reflection of the director’s or officer’s ability or integrity. Mr. Perkins’ plea of nolo contendre occurred over sixteen years ago. Notwithstanding, the Company will amend its disclosure to reflect:

“The Department alleged that Sunburst and Mr. Perkins omitted material facts, and more specifically, that Mr. Perkins had pled no contest to felony counts related to an indictment for fraudulent misappropriation of funds in a fiduciary capacity in Maryland in 1999, and had received a five-year suspended sentence (discussed below).”

*       *       *

“The Company further discloses that the aforementioned Order references the failure of Mr. Perkins to disclose a conviction in the Circuit Court for Prince George’s County, Maryland, for fraudulent misappropriation by a fiduciary and other convictions in connection with a real estate transaction unrelated to the Company or its subsidiaries. On or about March 10, 2000, Mr. Perkins had been arraigned on eleven counts of fraudulent misappropriation by a fiduciary. The alleged misappropriation occurred on or about November 24, 1999 (i.e. the date set by the Court as the offense date). Mr. Perkins pled nolo contendre on August 31, 2000 without any admission or finding of guilt, and had been given a five-year suspended sentence, which has since expired. Mr. Perkins has disclosed to the Company that he had subsequently obtained a judgment out of the Superior Court of Mecklenburg County in North Carolina in the amount of $125,000 against an individual who defamed him and published false comments related to his nolo contendre plea.”

Market Price of a Dividends on the Registrant’s Common Equity and Related Stockholder Matters., page 19

14.	You state that you quoted on the OTCMarkets:Pink as “GREI;” however, we are unable to locate this symbol associated with your company. Please advise.

Response: The Company currently has pending a FINRA Notice of Corporate Action to change the name of the Company from Global Recycle Energy, Inc. to ATI Modular Technology Corporation. The Company will amend its disclosure to state:

“Prior to June 27, 2016, the Company was incorporated as Global Recycle Energy, Inc. (‘GREI’). On June 27, 2016, the Company amended its Articles of Incorporation with the State of Nevada to change the name of the Company to ATI Modular Technology Corporation. This name change has been updated on the company profile on OTC Markets Group, Inc. (“OTC”) operated by the Financial Industry Regulatory Authority (‘FINRA’). However, until such time the Notice of Corporate Action is approved by FINRA changing the name of the Company and updating the symbol, the OTC will continue to reflect ‘Global Recycle Energy, Inc.’ as the name of the Company and the symbol will remain as ‘GREI.’”

Item 12. Indemnification of Directors and Officers., page 21

15.	We note your response to comment 23 of our letter dated October 25, 2016, and we reissue the comment. The first sentence of the third paragraph under this section states that your Bylaws permit indemnification of your directors and officers to the fullest extent permitted by law. Please direct us to the provisions in your Bylaws that authorize such indemnification.

Response: The Company will amend Item 12 to state as follows:

“Section 78.7502 of the Nevada Revised Statutes empowers Nevada corporations to indemnify their officers and directors and further states that the indemnification provided by Section 78.7502 shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under the articles of incorporation or any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in an official capacity and as to action in another capacity while holding such office; thus, Section 78.7502 does not by itself limit the extent to which the Company may indemnify persons serving as its officers and directors. At this time, neither the Company’s Articles of Incorporation nor its Bylaws provide indemnity.

The Board of Directors of the Company may conclude that, to retain and attract talented and experienced individuals to serve as officers and directors of the Company and to encourage such individuals to take the business risks necessary for the success of the Company, it is necessary for the Company to contractually indemnify its officers and directors, and to assume for itself liability for expenses and damages in connection with claims against such officers and directors in connection with their service to the Company, and has further concluded that the failure to provide such contractual indemnification could result in great harm to the Company and its stockholders.

We believe that the future amendment to our Bylaws to include indemnification provisions might be necessary to attract and retain qualified persons as directors and officers. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may eventually be permitted under our Bylaws to directors, officers or persons controlling the Company pursuant to provisions of the State of Nevada, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.”

Financial Statements

General

16.	Please ensure that your financial statements and corresponding financial information comply with Rule 8-08 of Regulation S-X.

Response: The Company will include in its next amendment its latest financial information in compliance with Rule 8-08 of Regulation S-X.

Notes to the Financial Statements, page F-7

Pushdown Accounting and Goodwill, page F-9

17.	We note your response to comment 27 of our letter dated October 25, 2016. ASC 805-50-05-9 states that the guidance in the Pushdown Accounting Subsections addresses whether and at what threshold an acquiree that is a business can apply pushdown accounting in its separate financial statements, with the term business defined in ASC 805-50-20. In this regard, please help us better understand how you determined it was appropriate to apply pushdown accounting to the transaction that took place on June 2, 2016. Given that the entity had no assets recorded at the time of this transaction, please help us understand how you determined that this entity represented a business for purposes of applying pushdown accounting. Please address the specific sections of ASU 2014-17 that led you to determine your accounting was appropriate.

Response: The Company believes that pushdown accounting is appropriate because it has a Chief Executive Officer, as well as staff members, who have extensive experience in conducting business in China. In the agreements disclosed in its Registration Statement, in each case, Mr. Perkins, as Chief Executive Officer, was invited to China and enter into those agreements disclosed in its Registration Statement in developing modular technology activities within these communities. These agreements are expected to allow the Company to obtain a firm footing in China’s new modular technology industry. Based on this goodwill and intangible assets, the Company expects to generate substantial revenues. Thus, the Company believes that pushdown accounting is appropriate.

Thank you for your continued cooperation. In the event you have any further comments in light of these responses, please contact me to discuss.

Very truly yours,

ATI Modular Technology Corporation

Alton Perkins

Alton Perkins

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